rprice@shearman.com January 2, 2007
+44 (0)20 7655 5097
CONFIDENTIAL TREATMENT REQUESTED
BY EMAIL
US Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: H. Roger Schwall
Assistant Director
AngloGold Ashanti Limited
Form 20-F for FYE 12/31/05
File No. 1-14846
Ladies and Gentlemen:
This letter serves as an extension request on behalf of our client AngloGold Ashanti Limited (the
“Company”) to respond to comments on the Company’s annual report on Form 20-F for fiscal year ended December 31, 2005 contained in the comment letter of the Staff of the Securities and
Exchange Commission dated December 28, 2006.
The Company respectfully requests the Staff to extend the deadline to respond to the comment letter to the close of business on February 12, 2007. We understand that many members of the
Company’s accounting staff and other key personnel who would provide input into the response are on annual holidays in the early part of the month of January to coincide with the summer and
Christmas school holidays in South Africa. In addition, the Company currently intends to convene both its executive committee and its audit committee to review and approve the
Company’s response once it is prepared and before it is submitted to the Staff. Furthermore, the
Company will need to coordinate responses to the comments relating to the two sets of financial statements provided in accordance with Rule 3-09 of Regulation S-X with the companies that issued those financial statements and their auditors. Accordingly, the Company believes that it will not be in a position to fully respond to the letter prior to February 12, 2007.

In the meantime, if you have any questions please feel free to call me at +44 20 7655 5097; Mr.
Srinivasan Venkatakrishnan or Ms. Dawn Earp of the Company at +27 11 637 6717 and +27 11
637 6766, respectively, or Mr. Adrian Macartney or Mr. Alan Millings of Ernst & Young at +27
11 772 3052 and +44 20 7951 0469, respectively.
On behalf of the Company, we would like to thank you for your consideration of this request.
We look forward to your response.
Sincerely yours,

/s/
Richard J. B. Price

cc: Mr. Roger Baer
Ms. Jill Davis
Mr. Kevin Stertzel
Mr. Mark Wojciechowski
US Securities and Exchange Commission

Mr. Srinivasan Venkatakrishnan
Ms. Dawn Earp
AngloGold Ashanti Limited

Mr. Adrian Macartney
Mr. Alan Millings
Ernst & Young